Exhibit 99.1

Rogers Communications Reports Third Quarter 2002 Results

Rogers Cable Continues Trend of Subscriber Growth with the Addition of
53,300 Internet and 63,400 Digital Cable Subscribers in the Quarter;

Rogers Wireless Delivers Fourth Consecutive Quarter of Double-Digit
Operating Profit Growth with Net Postpaid Subscriber Additions up 29%;

Rogers Media Launches OMNI.2 Television in Record Five Months Following
Licence Grant

TORONTO (October 16, 2002) - Rogers Communications Inc. (“RCI” or “the Company”) today announced its consolidated financial and operating results for the third quarter and nine months ended September 30, 2002.

Financial highlights (in thousands of dollars except per share amounts) are as follows:

Three Months Ended September 30,	2002	2001	% Change

Revenue	1,109,732	980,668	13.2

Operating profit (1)	310,764	257,770	20.6

Loss (2)	(99,763)	(90,365)	10.4

Loss per share	(0.68)	(0.52)	30.8

Loss (excl. non-recurring items) (3)	(117,959)	(127,744)	(7.7)

Loss per share (excl. non-recurring items)	(0.76)	(0.71)	7.0

Capital expenditures	303,740	328,403	(7.5)

Nine Months Ended September 30,	2002	2001	% Change

Revenue	3,186,560	2,873,231	10.9

Operating profit (1)	838,154	711,747	17.8

Loss (2)	(386,121)	(290,620)	32.9

Loss per share	(2.17)	(1.67)	29.9

Loss (excl. non-recurring items) (3)	(274,681)	(314,422)	(12.6)

Loss per share (excl. non-recurring items)	(1.64)	(1.79)	(8.4)

Capital expenditures	872,058	1,015,646	(14.1)

(1)	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items (as detailed below) and is a standard measure that is commonly reported in the communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or alternative for net income or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Loss” for a reconciliation of operating profit to loss under GAAP.

(2)	Effective January 1, 2002, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on Foreign Currency and Hedging Relationships. As a result of this adoption, the Company’s results for the three and nine months ended September 30, 2001, have been restated. For further details, see Note 2(ii) to the Consolidated Financial Statements.

(3)	Non-recurring items for the periods presented are as follows. A further discussion of these amounts can be found in Management’s Discussion and Analysis and the Notes to the Consolidated Financial Statements.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(in thousands)	2002	2001	2002	2001

Cablesystem integration costs	$—	$500	$—	$16,462

Wireless reduction in sales tax liability and CRTC contribution	—	—	(12,331)	—

Gain on sale of assets and investments	—	(4,488)	(2,062)	(6,873)

Gain on sale of subsidiary		(33,391)	—	(33,391)

Writedown of investments	2,600	—	222,129	—

Gain on repayment of long-term debt	(21,968)	—	(1,880)	—

Future income tax recovery	(2,743)	—	(119,243)	—

Non-recurring equity losses	—	—	15,472	—

Other	3,915		9,355

	$(18,196)	$(37,379)	$111,440	$(23,802)

Highlights for the quarter included the following:

•	Consolidated revenue grew 13.2% continuing the trend of year-over-year revenue growth with 11.4% growth at Cable, 14.3% growth at Wireless and 14.1% growth at Media.

•	Consolidated operating profit grew 20.6% year-over-year, with growth in all segments led by Wireless which had 30.0% year-over-year growth.

•	High-speed Internet subscriber growth was strong, with approximately 53,300 net subscribers added to its high-speed product offerings in the quarter. Year-over-year, Internet subscriber levels have increased by 40.6% to reach approximately 594,200.

•	Digital cable set-top terminals deployed increased by 132,100, or 46.1%, year-over-year to reach 418,600 driven by an increase of 67,500 in the quarter.

•	Cable’s six bundled offers, introduced in the second quarter of 2002 combining digital cable and high-speed Internet, have further contributed throughout the third quarter to the high-speed Internet and digital subscriber increases.

•	Cable’s commercial launch of Video on demand (“VOD”) occurred in the latter part of the third quarter covering an area of 530,000 homes passed in Central Toronto, complete with a library of over 200 titles.

•	Wireless postpaid net activations of 71,400 voice subscribers in the quarter represented an increase of 29% from the previous year, driven by the combination of increased gross activations and lower churn levels. Average monthly postpaid churn for the quarter declined to 2.03% from 2.20% the previous year.

•	Postpaid wireless voice net additions in the quarter represented 80.5% of total wireless voice net additions, an increase from 48.8% in the third quarter of 2001. The Company continued to de-emphasize its prepaid product resulting in 17,300 net prepaid additions, a 70% decline in net prepaid additions from the third quarter of 2001.

•	OMNI.2 television began broadcasting during the quarter in the Toronto, Hamilton, Ottawa and London markets only five months after receiving licence approval. The licence allows Media to combine the infrastructure of the new station with its existing Toronto multicultural television operation, CFMT (soon to be renamed OMNI.1), creating an efficient combined operation.

•	In the quarter, aggregate net proceeds of $76.9 million were derived from the unwind and maturity of certain cross-currency interest rate exchange agreements and a total of US$120.2 million of US dollar-denominated debt was retired during the quarter, a portion at a significant discount to face value, resulting in a gain of $22.0 million.

•	The AT&T Canada Deposit Receipt redemption was completed on October 8, 2002 and the proceeds of $1.28 billion received on the same day were used to redeem the Preferred Securities and settle the Collateralized Equity Securities. As a result of this transaction, RCI will record a gain, net of expenses and of non-cash taxes, in the fourth quarter of approximately $800 million.

“Sales results continued to be strong this quarter with Wireless achieving significant growth in post-paid subscribers and Cable’s healthy additions of Internet and digital cable subscribers,” said President and CEO, Ted Rogers. “Substantial year-over-year operating profit growth at Wireless is a direct reflection of a disciplined sales and marketing focus combined with ongoing cost containment. The acceleration of sales growth at Cable, combined with cost reduction initiatives being implemented, bode well for stronger growth in Cable’s operating profit going forward. The launch of OMNI.2 television only five months after receiving licence approval is unprecedented and a testament to the strength of the Media operating management team. Overall, RCI is well positioned and well financed for future financial success.”

Management’s Discussion and Analysis

This discussion should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes included in the Company’s 2001 Annual Report, which is available on SEDAR, at www.rogers.com or from the Company directly.

Consolidated Results of Operations for the Third Quarter Ending September 30, 2002

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Revenue

Cable	401.8	360.6	41.2	11.4	1,167.6	1,061.2	106.4	10.0

Wireless	520.2	455.0	65.2	14.3	1,440.3	1,297.8	142.5	11.0

Media	187.4	164.2	23.2	14.1	577.8	509.5	68.3	13.4

Corporate items and eliminations	0.3	0.8	(0.5)	—	0.9	4.8	(3.9)	(81.3)

Consolidated revenue	1,109.7	980.6	129.1	13.2	3,186.6	2,873.3	313.3	10.9

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Operating Profit (1)

Cable	139.8	130.3	9.5	7.3	407.1	384.1	23.0	6.0

Wireless	160.9	123.8	37.1	30.0	404.5	320.5	84.0	26.2

Media	18.8	12.4	6.4	51.6	53.2	42.9	10.3	24.0

Corporate items and eliminations	(8.7)	(8.7)	0.0	0.0	(26.6)	(35.7)	9.1	25.5

Consolidated operating profit	310.8	257.8	53.0	20.6	838.2	711.8	126.4	17.8

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

The consolidated revenue increase of 13.2% over the third quarter of 2001 was supported by all segments reporting double-digit revenue growth. Cable revenues increased 11.4% driven primarily by a 45.1% increase in Internet revenue. Wireless revenues increased 14.3% driven by a 14.1% increase in the customer base, offset by a 1.3% decline in blended wireless voice ARPU. Revenue growth at Media of 14.1% was attributable to the inclusion of Rogers Sportsnet, consolidated effective November 2001, and the impact of 13 radio stations acquired from Standard Radio Inc. in April of this year. Excluding acquisitions and divestitures, Media revenue would be down 1.5% from the same quarter last year, reflecting continued economic softness.

Consolidated operating profit for the third quarter of 2002 increased by $53.0 million, or 20.6%, from the corresponding quarter in 2001. Each of the segments contributed to this increase with Cable operating profit up $9.5 million, Wireless up $37.1 million, and Media up $6.4 million.

On a consolidated basis, after taking into account the other income and expense items as detailed below, the Company recorded a loss of $99.8 million for the quarter compared to a loss of $90.4 million in the same quarter of 2001.

Reconciliation to Loss

Other income and expense items that are required to reconcile operating profit with net income (loss) as defined under Canadian GAAP are as follows: (This section should be read in conjunction with the accompanying Notes to the Consolidated Financial Statements for further details on a segment-by-segment basis.)

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Operating profit (1)	310.8	257.8	53.0	20.6	838.2	711.8	126.4	17.8

Change in estimate of sales tax and CRTC contribution liabilities	—	—	—	—	12.3	—	12.3	—

Cable system integration costs	—	(0.5)	0.5	—	—	(16.5)	16.5	—

Depreciation and amortization	(246.5)	(216.1)	(30.4)	14.1	(729.6)	(647.9)	(81.7)	12.6

Interest on long-term debt	(133.1)	(108.4)	(24.7)	22.8	(359.8)	(310.5)	(49.3)	15.9

Gain on repayment of long-term debt	22.0	—	22.0	—	1.9	—	1.9	—

Gain on sale of investments	—	4.5	(4.5)	—	2.1	6.9	(4.8)	(69.6)

Gain on sale of subsidiary	—	33.4	(33.4)	—	—	33.4	(33.4)	—

Write-down of investments	(2.6)	—	(2.6)	—	(222.1)	—	(222.1)	—

Losses from investments accounted for by the equity method	(5.2)	(31.3)	26.1	(83.5)	(67.3)	(63.6)	(3.7)	5.8

Foreign exchange	(63.5)	(50.9)	(12.6)	24.8	(0.9)	(66.2)	65.3	(98.6)

Other	0.5	(0.7)	1.2	—	8.4	8.1	0.3	3.7

Income taxes	11.6	(2.8)	14.4	—	106.6	(17.2)	123.8	—

Non-controlling interest	6.2	24.6	(18.4)	(74.8)	24.1	71.1	(47.0)	(66.1)

Loss	(99.8)	(90.4)	(9.4)	10.4	(386.1)	(290.6)	(95.5)	32.9

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

Depreciation and Amortization

The increase in depreciation and amortization expense is directly attributable to the increased fixed asset levels primarily at Cable and Wireless over the past year. Offsetting this is a reduction in amortization expense due to the adoption of new accounting standards with respect to the amortization of goodwill and intangibles as described in Note 2(i) to the Consolidated Financial Statements.

Interest on Long-Term Debt

The increase in interest expense in the third quarter of 2002 compared to the same period in 2001 is attributable to debt levels, which have increased from approximately $5.4 billion at September 30, 2001, to approximately $6.1 billion at September 30, 2002. The increased levels of debt are directly related to the capital spending programs at Cable and Wireless, and investments in Sportsnet and radio stations at Media in the twelve month period.

Gain on Long-Term Debt

During the third quarter, certain cross-currency interest rate exchange agreements matured at RCI and Cable while others were unwound at Wireless, resulting in aggregate net cash proceeds of $76.9 million. In addition, a total of US$120.2 million aggregate principal amount of US dollar-denominated debt was retired during the quarter including repayment of maturing Cable debt, redemption of Cable debt and open market debt purchases of Wireless debt at a significant discount to face value. In aggregate, these transactions resulted in a $22.0 million gain in the quarter and are further described in Note 6 to the Consolidated Financial Statements.

Write-Down of Investments

During the third quarter, the Company wrote-down the carrying value of a portfolio of temporary investments to the quoted market value at September 30, 2002.

Losses from Investments Accounted for by the Equity Method

The Company records losses and income from investments that it does not control, but over which it is able to exercise significant influence.

The Equity losses for the quarter were $5.2 million, with $7.0 million of the loss coming from the Toronto Blue Jays. During the three months ended September 30, 2002, $25.5 million cash was advanced to the Blue Jays, for a total amount of $54.2 million advanced year-to-date. It is anticipated that for the full year of 2002, cash advances will be approximately $55.0 million.

Foreign Exchange

Effective January 1, 2002, the Company adopted CICA Handbook Section 1650 on Foreign Currency and Hedging Relationships. As a result of this adoption, the Company no longer defers and amortizes foreign currency translation gains and losses on US dollar-denominated long-term debt.

Income Taxes

Income taxes in the quarter include a current income tax expense of $2.2 million related to large corporations’ tax and a non-cash future income tax recovery of $13.8 million. In addition, the Company has recorded a recovery in the amount of $2.7 million in connection with the Rogers Telecommunications Ltd. transaction as detailed in Note 12 (iii).

Loss and Loss Per Share

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars, except per share data)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Loss	$(99.8)	$(90.4)	(9.4)	10.4	$(386.1)	$(290.6)	(95.5)	32.9

Loss per share (1)	(0.68)	(0.52)	(0.16)	30.8	(2.17)	(1.67)	(0.50)	29.9

Loss (excl. non-recurring items)	(118.0)	(127.7)	9.7	(7.6)	(274.7)	(314.4)	39.7	(12.6)

Loss per share (excl. non-recurring items) (1)	(0.76)	(0.71)	(0.05)	7.0	(1.64)	(1.79)	0.15	(8.4)

(1)	Per share amounts calculated as loss for the period after distributions and accretion of interest on Convertible Preferred Securities, net of tax.

RCI recorded a loss of $99.8 million, or $0.68 per share, compared to a loss of $90.4 million, or $0.52 per share, in the third quarter of 2001. Excluding non-recurring items in both periods, RCI recorded a loss of $118.0 million, or $0.76 per share, compared to a loss of $127.7 million, or $0.71 per share, in the third quarter of the previous year.

Distribution and accretion of interest on Convertible Preferred Securities, net of tax, of $45.3 million and $19.7 million in the third quarter of 2002 and 2001, respectively, had the impact of decreasing basic Earnings per Share (“EPS”) by $0.22 and $0.11, respectively. See Notes to the Consolidated Financial Statements for calculation and components of loss per share.

Effective January 1, 2002, the Company adopted the new standards set out under the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1581 and 3062. As a result of this adoption, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually. If this change were applied to the previous year’s results, the net loss for the three and nine months ended September 30, 2001, would be reduced by $12.2 million and $49.6 million, respectively. Refer to Note 2(i) to the Consolidated Financial Statements for further details.

Other Financial Items

The 5,333,333 Warrants issued to Microsoft in 1999 expired on August 11, 2002. The carrying value of these Warrants of $24 million has been allocated to contributed surplus.

CABLE SEGMENT

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars, except margin)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Core cable revenue	275.9	261.8	14.1	5.4	814.1	781.9	32.2	4.1

High-speed Internet revenue	63.1	43.5	19.6	45.1	173.3	118.9	54.4	45.8

Video Stores revenue	62.8	55.3	7.5	13.6	180.2	160.3	19.9	12.4

Total Cable revenue	401.8	360.6	41.2	11.4	1,167.6	1,061.1	106.5	10.0

Cable operating expenses	270.1	237.6	32.5	13.7	783.8	698.5	85.3	12.2

Operating profit (1)	139.8	130.3	9.5	7.3	407.1	384.1	23.0	6.0

Core cable operating margin (%)	39.4%	42.0%			39.8%	42.3%

High-speed Internet operating margin (%)	40.0%	35.0%			40.5%	35.1%

Total operating margin (%)	34.8%	36.1%			34.9%	36.2%

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

Cable Revenue

The 11.4% quarterly increase in consolidated Cable revenues was driven by 5.4% growth in core cable, 45.1% growth in high-speed Internet, and 13.6% growth in Video stores. The growth in core cable revenue is attributable to overall increased digital penetration and to basic cable rate increases to approximately 600,000 Ontario subscribers in August, as well as tier rate increases early in 2002.

The quarterly increase in high-speed Internet revenues was driven by the continued growth of high-speed Internet customers coupled with increased monthly prices introduced to the high-speed Internet subscriber base during the twelve month period. The growth in Video Stores’ revenue in the quarter is due to an increased number of stores coupled with revenue growth at existing stores.

Operating Expenses

The 13.7% quarterly increase in operating expenses was due to increases in each of the core cable, high-speed Internet and Video segments. Core cable operations contributed $16.2 million of the increase with the majority of the increase in expenses related to increased programming costs associated with the increased sales of digital programming, increased sales and marketing costs related to these new digital programming offerings and recently introduced product bundles, as well as increases in customer service and network access costs. During the quarter, operating expenses included approximately $0.8 million associated with the partial subsidy on the sale to customers of approximately 6,400 digital set-top terminals.

High-speed Internet operating expenses contributed $9.6 million of the overall increase in expenses, primarily due to the 40.6% increase in high-speed Internet subscriber base year-over-year, partly offset by efficiencies gained by owning and operating its own Internet infrastructure following the migration from At Home.

Video stores’ expense contributed the remainder of the overall increase in expenses primarily due to the increase in the number of Video stores, which have grown from 253 at September 30, 2001 to 270 at September 30, 2002.

Operating Profit and Margin

The 7.3% increase in quarterly operating profit was driven by the high-speed Internet segment, which contributed $10 million of the increase. Video contributed $0.9 million of the increase, offset by a reduction in core cable operating profit which has been impacted by the increased costs of sales and marketing required to expand the number of digital customers, as well as increased costs of servicing customers, as new offers both from Cable and its competitors drove an increasing number of customer inquiries.

Segmented Reporting of Cable Results

With the migration from At Home to Cable’s own infrastructure, Internet service has essentially become another core cable product that leverages the Company’s cable infrastructure and which, for the most part, shares the same physical infrastructure and sales, marketing and support resources as other core cable offerings. This, combined with the Company’s expanded bundling of cable television and Internet services, has increasingly led to allocations of bundled revenues and network and operating costs between the core cable and Internet sub-segments of Cable. As such, beginning in 2003, reporting of the core cable and Internet sub-segments of the Cable segment will be combined. The Company will continue to provide separate statistical information on its Internet subscribers as it does for the digital cable subscriber subset of its core cable operations.

Cable Subscriber Results

	Three Months Ended September 30,				Nine months ended September 30,

(Subscriber statistics in thousands)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Homes passed					3,036.0	2,967.4	68.6	2.3

Basic cable subscribers					2,260.9	2,276.8	(15.9)	(0.7)

Basic cable, net additions	(2.2)	(2.7)	0.5	18.5	(25.5)	(14.4)	(11.1)	(77.1)

High-speed Internet subscribers					594.2	422.6	171.6	40.6

High-speed Internet, net additions	53.3	43.9	9.4	21.4	115.5	103.9	11.6	11.2

Digital terminals in service					418.6	286.5	132.1	46.1

Digital terminals, net additions	67.5	48.4	19.1	39.5	104.3	85.4	18.9	22.1

Digital households					369.0	247.0	122.0	49.4

Digital households, net additions	63.4	43.2	20.2	46.8	96.9	74.9	22.0	29.4

VIP Customers					578.3	475.1	103.2	21.7

VIP Customers, net additions	26.8	29.0	(2.2)	(7.6)	80.7	115.7	(35.0)	(30.3)

The basic cable subscriber losses in the quarter are attributable to seasonal factors and basic cable rate increases to approximately 600,000 customers within Ontario during the month of August, combined with competitive losses, offset by strong customer sales, including those in newly constructed areas. Cable continues to enhance its marketing and operating tactics with the aim of increasing subscriber awareness of the benefits and quality of its advanced cable offerings in relation to competitive offerings.

Digital households increased by 63,400 in the quarter driven by increased marketing aimed at creating greater awareness of the value and features of digital cable, the introduction of new bundled offerings combining digital cable with high-speed Internet access, and changes to Cable’s VIP customer loyalty program, which enabled selected customers to trade certain price discounts for the use of a digital set-top terminal and incented other customers into the VIP program. Cable intends to actively market additional programming and services to these new digital subscribers to drive incremental revenues. At September 30, 2002, the penetration of digital households as a percentage of basic households was 16.3%, up substantially from the September 30, 2001 penetration of 10.8%.

Cable added 53,300 net high-speed Internet subscribers during the quarter, including subscribers to its recently introduced Internet Lite product, bringing the total subscriber base to 594,200 including scheduled pending connections. The majority of gross sales of Internet connections in the quarter were to the high-speed product as this continues to be the main product offering, while the Internet Lite product has been utilized primarily as a retention offering. Year-over-year, the high-speed Internet subscriber base has grown by 171,600, or 40.6%, resulting in 26.3% penetration of high-speed Internet households as a percentage of basic subscribers and 19.6% penetration as a percentage of homes passed.

Cable Capital Expenditures

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Cable capital expenditures	163.5	173.0	(9.5)	(5.5)	465.4	475.7	(10.3)	(2.2)

Capital spending for the quarter decreased by $9.5 million on a year-over-year basis due in part to non-recurring costs related to At Home repatriation activities in 2001. These non-recurring costs have been offset by increased rebuild and new area construction expenditures.

WIRELESS SEGMENT

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Wireless voice revenue	446.6	394.5	52.1	13.2	1,252.7	1,121.2	131.5	11.7

Messaging and data revenue	15.9	13.8	2.1	15.2	45.0	43.0	2.0	4.7

Network revenue	462.5	408.3	54.2	13.3	1,297.7	1,164.2	133.5	11.5

Equipment revenue	57.7	46.7	11.0	23.6	142.6	133.6	9.0	6.7

Total Wireless revenue	520.2	455.0	65.2	14.3	1,440.3	1,297.8	142.5	11.0

Operating profit (1)	160.9	123.8	37.1	30.0	404.5	320.5	84.0	26.2

Operating margin	30.9%	27.2%			28.1%	24.7%

(1)	Operating profit is defined as operating income before interest, income taxes, depreciation, amortization and non-operating and non-recurring items.

The 13.2% increase in wireless voice revenue was driven by a 14.1% increase in the total number of wireless voice subscribers, offset by the impact of a 1.3% decline in blended average revenue per user (“ARPU”) compared to the same quarter of the previous year supported by the improved mix of postpaid subscriber additions.

The 30.0% year-over-year increase in quarterly operating profit was driven by network revenue growth of 13.3%, offset by operating expense growth of 6.0%. The lower CRTC contribution levy had the effect of improving operating profit by approximately $6.8 million for the three months ended September 30, 2002 as compared to the previous year.

Wireless Voice Subscriber Results

	Three Months Ended September 30,				Nine Months Ended September 30,

(Subscriber statistics in thousands except ARPU, churn and usage)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Postpaid

Gross additions	217.5	197.1	20.4	10.4	604.3	535.7	68.6	12.8

Net additions	71.4	55.4	16.0	28.9	196.8	123.4	73.4	59.5

Total subscribers					2,454.0	2,183.1	270.9	12.4

ARPU	$57.97	$58.03	$(0.06)	(0.1)	$55.95	$56.54	$(0.59)	(1.0)

Average monthly usage (minutes)	323	313	10	3.2	318	297	21	7.1

Churn (%)	2.03%	2.20%	(0.17%)	(7.7)	1.94%	2.18%	(0.24%)	(11.0)

Prepaid

Gross additions	62.4	121.1	(58.7)	(48.5)	164.2	311.3	(147.1)	(47.3)

Net additions	17.3	58.1	(40.8)	(70.2)	20.4	161.9	(141.5)	(87.4)

Total subscribers					755.0	628.6	126.4	20.1

ARPU (1)	$12.01	$10.67	$1.34	12.6	$10.47	$10.02	$0.45	4.5

Churn (%)	2.02%	3.57%	(1.55%)	(43.4)	2.16%	3.13%	(0.97%)	(31.0)

Total — Postpaid and Prepaid

Gross additions	279.9	318.2	(38.3)	(12.0)	768.5	847.0	(78.5)	(9.3)

Net additions	88.7	113.5	(24.8)	(21.9)	217.2	285.3	(68.1)	(23.9)

Total subscribers					3,209.0	2,811.7	397.3	14.1

ARPU (blended) (1)	$47.13	$47.76	$(0.63)	(1.3)	$45.03	$47.04	$(2.01)	(4.3)

(1)	Prepaid ARPU is calculated on net wholesale revenues to the Company.

Postpaid voice subscriber additions in the quarter represented 77.7% of total gross additions and 80.5% of total net additions, a significant improvement over the 61.9% of total gross additions and 48.8% of total net additions in the third quarter of 2001. The Company continued its strategy of targeting premium postpaid subscribers and selling its prepaid handsets on an unsubsidized basis.

The 0.1% decline in postpaid voice subscriber monthly ARPU versus the previous year’s third quarter reflects the Company’s success in attracting a greater share of high value customers and stabilizing prices. The increase in prepaid subscriber monthly ARPU versus the previous year’s third quarter was driven primarily by an improved yield on the prepaid product.

The year-over-year improvement in average monthly postpaid voice subscriber churn levels is primarily a result of improved customer service resulting from the stabilization of the Company’s back office systems and processes as well as the continued focus on customer retention and including a greater proportion of customers on longer term contracts.

Wireless Messaging and Data Services

	Three Months Ended September 30,				Nine Months Ended September 30,
(Subscriber statistics in thousands, revenue in millions and ARPU
in dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Gross additions

Data and two-way messaging	9.0	8.0	1.0	12.5	37.0	23.5	13.5	57.4

One-way messaging	15.0	28.6	(13.6)	(47.6)	44.5	79.9	(35.4)	(44.3)

	24.0	36.6	(12.6)	(34.4)	81.5	103.4	(21.9)	(21.2)

Net additions (reductions)

Data and two-way messaging	3.7	5.4	(1.7)	(31.5)	23.8	17.5	6.3	36.0

One-way messaging	(16.7)	(12.4)	(4.3)	(34.7)	(56.1)	(38.3)	(17.8)	(46.5)

	(13.0)	(7.0)	(6.0)	(85.7)	(32.3)	(20.8)	(11.5)	(55.3)

Total subscribers

Data and two-way messaging					78.6	44.3	34.3	77.4

One-way messaging					316.6	378.9	(62.3)	(16.4)

					395.2	423.2	(28.0)	(6.6)

Revenue

Data and two-way messaging	$7.1	$3.6	$3.5	97.2	$18.1	$8.8	$9.3	105.7

One-way messaging	8.9	10.2	(1.3)	(12.7)	26.9	34.3	(7.4)	(21.6)

	16.0	13.8	2.2	15.9	45.0	43.1	1.9	4.4

ARPU

Data and two-way messaging	$30.98	$28.49	$2.49	8.7	$28.18	$27.39	$0.79	2.9

One-way messaging	9.07	8.86	0.21	2.4	8.74	9.64	(0.90)	(9.3)

The 77.4% year-over-year increase in the Company’s higher ARPU data and two-way messaging subscriber base was more than offset by the ongoing decline in subscribers to the Company’s mature one-way messaging product.

The 97.2% year-over-year increase in data and two-way messaging revenues reflects the strong growth in data and two-way messaging subscribers. The decline in the one-way messaging portion of the business offset a portion of this growth, resulting in a 15.9% year-over-year increase in total messaging and data revenues.

Wireless Operating Expenses

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars, except per subscriber statistics)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Operating expenses before sales and marketing costs (1)	163.8	165.1	(1.3)	(0.8)	499.9	484.1	15.8	3.3

Sales and marketing costs	137.9	119.3	18.6	15.6	393.3	359.6	33.7	9.4

Average monthly operating expenses before sales and marketing costs per subscriber (1)	15.34	17.31	(1.97)	(11.4)	15.85	17.47	(1.62)	(9.3)

Sales and marketing cost per gross addition	454	336	118	35.1	463	378	85	22.5

Sales and marketing cost per gross addition excluding retention costs	365	277	88	31.8	371	295	76	25.8

(1)	Year-to-date 2002 operating expenses exclude the benefit of non-recurring items in the first quarter of $12.3 million.

Excluding the impact of the reduction in the CRTC contribution rate, operating expenses before sales and marketing costs increased by 3.5% in the quarter as compared to the same period in the previous year. The majority of this increase is directly attributable to costs of supporting the growth in the number of wireless voice subscribers.

The year-over-year increase in sales and marketing costs and cost per gross addition reflects the higher variable acquisition costs associated with the significant shift and improvement in the mix of postpaid subscriber additions.

Wireless Capital Expenditures

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Capital expenditures, excluding spectrum (1)	126.0	150.1	(24.1)	(16.1)	376.2	528.0	(151.8)	(28.8)

(1)	Spectrum licences across Canada for the deployment of next generation wireless services were acquired in February 2001 at a total cost of $396.8 million.

Total capital expenditures for the quarter were $126.0 million, $24.1 million lower than the third quarter of 2001. The decline is due primarily to lower network capital spending of $21.9 million related to a $45.9 million decline in GSM/GPRS overlay spending and on $11.5 million decline in network infill site spending offset primarily by an increase of $30.9 million in network capacity spending to support subscriber growth. This decline was offset by an increase of approximately $12.6 million of spending on the construction of customer call centres and the Company’s corporate office facility.

MEDIA SEGMENT

	Three Months Ended September 30,				Nine Months Ended September 30,

(In millions of dollars)	2002	2001	Chg	% Chg	2002	2001	Chg	% Chg

Revenue

Publishing	64.3	68.1	(3.8)	(5.6)	208.9	219.1	(10.2)	(4.7)

Radio	41.3	38.1	3.2	8.4	117.9	107.2	10.7	10.0

Television	33.8	12.1	21.7	179.3	105.7	37.9	67.8	178.9

The Shopping Channel	48.0	43.5	4.5	10.3	145.3	137.7	7.6	5.5

Other	0.0	2.4	(2.4)	—	0.0	7.6	(7.6)	—

Total Media revenue	187.4	164.2	23.2	14.1	577.8	509.5	68.3	13.4

Operating profit (1)

Publishing	3.9	2.8	1.1	39.3	17.8	16.6	1.2	7.2

Radio	11.0	10.4	0.6	5.8	30.2	26.9	3.3	12.3

Television	3.4	2.1	1.3	61.9	2.2	8.5	(6.3)	(74.1)

The Shopping Channel	3.4	2.5	0.9	36.0	10.9	10.0	0.9	9.0

Other	(2.9)	(5.4)	2.5	—	(7.9)	(19.1)	11.2	—

Total Media operating profit	18.8	12.4	6.4	51.6	53.2	42.9	10.3	24.0

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

Publishing’s revenues of $64.3 million for the quarter were down from the previous year due primarily to the sale of Bowdens, in the previous year, and continued weakness in the trade publication division. The operating profit growth for the quarter was driven primarily by the success of cost reduction measures.

Radio’s revenues of $41.3 million for the quarter were higher than the same period in 2001, with the 13 radio stations acquired from Standard Radio Inc. in April driving the increase, offset by continued economic softness in certain of its markets. Radio’s operating profit growth was primarily driven by the acquisition in the second quarter of 2002 of the new stations.

Television (includes the results of CFMT, OMNI.2 and Sportsnet)

Relatively flat revenues at CFMT reflect the effects of a continued soft economy and the resultant competition for television advertising dollars. Late in the third quarter, Television launched a new sister station to CFMT called OMNI.2, which contributed approximately $0.6 million of revenue.

Sportsnet’s revenues of $22 million for the quarter have no comparable previous year results for reporting purposes as control of Sportsnet was acquired in November 2001. On a stand alone basis, Sportsnet’s year-over-year revenue growth is approximately 15% with strong gains being made particularly in the advertising component of its revenue.

Operating income growth for the Television segment of $1.3 million over the same quarter in the previous year is primarily attributable to the Sportsnet acquisition.

The Shopping Channel’s year-over-year revenue growth for the quarter was primarily driven by increased jewelry sales as well as growth at its 20/20 retail distribution division. The Shopping Channel’s 36% operating profit growth for the quarter partially reflects the deeply depressed sales levels experienced late in the third quarter of 2001 immediately following the events of September 11. During the quarter, The Shopping Channel consolidated its national warehousing operation into one new state-of-the-art facility in Ontario.

Risks and Uncertainties

There have been no material changes in the risks and uncertainties identified in the Company’s Annual Report for 2001.

Consolidated Liquidity and Capital Resources

The Company’s cash flow from operating activities before changes in working capital for the three months ended September 30, 2002, increased by $26.5 million to $173.3 million from $146.8 million for the third quarter of 2001. This increase is due mainly to the improvement in operating profit partially offset by increased interest expense. Taking into account the changes in working capital, cash flow from operating activities for the quarter increased by $19.1 million to $219.1 million from $200.0 million in the previous period.

In aggregate, other sources of funds during the third quarter of 2002 totalled approximately $250.6 million. The sources of these funds included: (1) $173.0 million net drawdowns under Cable bank credit facilities; (2) the unwind and maturity of certain cross-currency interest exchange agreements for aggregate proceeds of $76.9 million; and (3) $0.7 million received from the issuance of Class B Non-Voting shares from the exercise of employee stock options and repayment of employee share purchase plan receivables.

The funds used during the quarter totalled approximately $596.9 million, comprised of: (1) the repayment of $89.8 million of outstanding net repayments under the Wireless and Media bank credit facilities; (2) the repurchase/repayment of US$120.2 million aggregate principal amount of existing bonds and debentures for a total cost of Cdn. $166.5 million together with a $1.5 million of repurchase premium; (3) the purchase of $303.7 million of fixed assets; (4) $26.0 million spent on various investments, the most significant of which was $25.5 million of cash advanced to the Toronto Blue Jays; (5) $8.3 million in distributions on Convertible Preferred Securities and (6) $1.1 million in repayments of mortgage and capital lease obligations.

As a result of the above, the Company’s third quarter decrease in cash on hand was $127.1 million, which together with the opening cash on hand of $673.8 million, resulted in a closing cash balance of $546.8 million.

On July 12, 2002, Moody’s Investor Services revised its ratings on Wireless’ senior secured and senior subordinated public debt downward from Baa3 and Ba1 to Ba3 and B2, respectively. Moody’s also placed the ratings of Rogers Communications Inc. public debt, currently Ba1 and Rogers Cable Inc. public debt currently Baa3 and Ba1 for senior secured and senior subordinated debt respectively, under review for possible downgrade. The Company believes that these ratings actions will not have an impact on its access to available liquidity, which, at September 30, 2002, was approximately $2.19 billion, consisting of over $546 million of cash and over $1.64 billion available under committed bank credit facilities.

Sale of AT&T Canada Deposit Receipts

On June 25, 2002, AT&T Corp. announced its intention to purchase for cash the public shares of AT&T Canada under its obligation to the AT&T Deposit Receipt holders, including the Company, subject to the terms of the 1999 Deposit Receipt Agreement. The Company had previously monetized 25 million Class B Deposit Receipts and, on October 8, 2002, the Company received cash proceeds of approximately $1.28 billion from the purchase of Deposit Receipts. These proceeds were used as part of the aggregate $1.32 billion used to redeem the Preferred Securities and settle the Collateralized Equity Securities (herein collectively referred to as “Securities”) on October 8, 2002.

The Company, in accordance with the terms of the agreements of these Securities, was to provide notification by specified notice dates if the intent was to satisfy the obligations by way of shares. The Company did not provide notification, accordingly, under Canadian GAAP, as at September 30, 2002, the accreted settlement amount related to these Securities is $1.316 billion and has been reclassified from equity to an amount as a payable on the Company’s balance sheet as a liability as the obligation will be settled in cash. The accretion on the value of these Securities after the notice date has been treated as an expense with $3.9 million included under “investment and other expense” in the Consolidated Statement of Income. Amounts on the Securities of the accretion prior to the notice date and the costs incurred by the Company of originally putting these Securities in place are included as distributions as detailed in the Consolidated Statement of Deficit.

Upon the October 8, 2002 closing, the Company recorded an accounting gain net of non-cash taxes and related costs of disposition on the AT&T Deposit Receipts of approximately $800 million which will be reflected in its fourth quarter 2002 results. Accretion for the period October 1 to the settlement date of approximately $1.0 million will be expensed as a cost in the fourth quarter (refer to Note 7 to the Consolidated Financial Statements).

Guidance

Wireless is increasing its 2002 operating profit guidance range to $500-$520 million from $460-$490 million. While other Wireless guidance ranges for 2002 remain unchanged, the Company noted that Wireless capital expenditure levels will trend towards the low end of the guidance range, while the continuing strategy of targeting higher value post-paid subscribers and de-emphasizing the acquisition of lower value prepaid subscribers will likely result in net subscriber additions for the year towards the low end of the guidance range.

There are no changes to the previously issued full year 2002 guidance ranges for Media or Cable. In the case of Cable, its revenue for 2002 will trend towards the higher end of the guidance range while as a result of increased sales, marketing and customer service activity, its operating profit will trend towards the low end of the guidance range. Should recent strong sales trends in Internet and digital cable continue through the fourth quarter, Cable capital expenditures could modestly exceed the previous estimate due to purchases of additional customer premise equipment.

Rogers Communications Inc.
Consolidated Unaudited Statements of Income

	Three Months Ended September 30,		Nine Months Ended September 30,

(in thousands of dollars except per share data)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Restated)		(Restated)
Revenue	$1,109,732	$980,668	$3,186,560	$2,873,231

Operating, general and administrative expenses	798,968	722,898	2,348,406	2,161,484

Operating income before the following:	310,764	257,770	838,154	711,747

Cable system integration and change in estimate of sales tax and CRTC contribution liabilities	—	500	(12,331)	16,462

Depreciation and amortization	246,534	216,060	729,622	647,890

Operating income	64,230	41,210	120,863	47,395

Interest on long-term debt	(133,107)	(108,389)	(359,777)	(310,445)

	(68,877)	(67,179)	(238,914)	(263,050)

Gain on sale of assets and other investments	—	4,488	2,062	6,873

Writedown of investments (Note 5(ii))	(2,600)	—	(222,129)	—

Gain on repayment of long-term debt (Note 6 (v))	21,968	—	1,880	—

Loss from investments accounted for by the equity method	(5,162)	(31,334)	(67,294)	(63,635)

Foreign exchange gain (loss)	(63,476)	(50,927)	(869)	(66,232)

Gain on sale of subsidiary	—	33,391	—	33,391

Investment and other income (loss)	579	(666)	8,495	8,187

Income (loss) before income taxes and non-controlling interest	(117,568)	(112,227)	(516,769)	(344,466)

Income taxes
Current	2,198	4,121	10,503	10,784

Future (Note 8)	(13,762)	(1,354)	(117,065)	6,424

	(11,564)	2,767	(106,562)	17,208

Loss before non-controlling interest	(106,004)	(114,994)	(410,207)	(361,674)

Non-controlling interest	6,241	24,629	24,086	71,054

Loss for the period	$(99,763)	$(90,365)	$(386,121)	$(290,620)

Earnings per share
Basic	$(0.68)	$(0.52)	$(2.17)	$(1.67)

Fully diluted	$(0.68)	$(0.52)	$(2.17)	$(1.67)

Average Class A and Class B Shares outstanding for the period (thousands)
Basic	214,603	208,349	213,186	208,349

Fully diluted	214,603	208,349	213,186	208,349

Rogers Communications Inc.
Consolidated Unaudited Statements of Cash Flows

	Three Months Ended September 30,		Nine Months Ended September 30,

(in thousands of dollars)	2002	2001	2002	2001

Cash provided by (used in):	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Restated)		(Restated)
Operating activities:

Loss for the period	$(99,763)	$(90,365)	$(386,121)	$(290,620)

Adjustments to reconcile net income to net cash flows from operating activities:

Depreciation and amortization	246,534	216,060	729,622	647,890

Future income taxes	(13,762)	(1,354)	(117,065)	6,424

Non-controlling interest	(6,241)	(24,629)	(24,086)	(71,054)

Change in estimate of sales tax liability	—	—	(19,157)	—

Unrealized foreign exchange (gain) loss	58,077	50,466	(3,411)	64,743

Writedown of investments, net of gains	2,600	(4,488)	220,067	(6,873)

Gain on repayment of long-term debt	(21,968)	—	(1,880)	—

Share of loss of associated companies, net	5,162	31,334	67,294	63,635

Accrued interest due on repayment of certain notes	2,705	2,516	8,006	7,398

Gain on sale of subsidiary, net	—	(33,391)	—	(33,391)

Dividends from associated companies	—	628	486	1,691

	173,344	146,777	473,755	389,843

Change in:

Accounts receivable	(13,119)	(20,296)	50,855	67,891

Accounts payable and accrued liabilities and unearned revenue	96,809	99,066	37,271	(757)

Deferred charges and other assets	(37,909)	(25,597)	(49,313)	(83,202)

	219,125	199,950	512,568	373,775

Financing activities:

Issue of long-term debt	222,200	597,098	2,715,158	1,364,603

Repayment of long-term debt	(306,588)	—	(1,789,188)	—

Proceeds from long-term debt and swaps	76,920	—	193,710	—

Premium on early repayment of long-term debt	(1,534)	—	(21,773)	—

Financing costs incurred	—	(7,025)	(25,557)	(26,210)

Funds received from non-controlling shareholders	—	—	—	167,302

Issue of capital stock	745	1,285	5,073	12,420

Dividends on Preferred Shares and distribution on convertible preferred shares	(8,250)	(8,250)	(24,750)	(24,764)

	(16,507)	583,108	1,052,673	1,493,351

Investing activities:

Additions to fixed assets	(303,740)	(328,403)	(872,058)	(1,015,646)

Acquisition of Spectrum licences	—	—	—	(396,824)

Proceeds on sale of assets and other investments	—	7,069	2,769	11,327

Acquisitions of subsidiary companies, net of cash acquired	—	—	(103,425)	(88,856)

Proceeds on sale of subsidiary	—	40,325	—	40,325

Other investments	(25,956)	(27,855)	(62,964)	(67,632)

	(329,696)	(308,864)	(1,035,678)	(1,517,306)

Increase (decrease) in cash and cash equivalents	(127,078)	474,194	529,563	349,820

Cash and cash equivalents, beginning of period	673,842	174,777	17,201	299,151

Cash and cash equivalents, end of period	$546,764	$648,971	$546,764	$648,971

Supplemental cash flow information:

Interest paid	$64,038	$67,576	$276,472	$253,605

Income taxes paid (recovered)	3,073	(779)	12,290	8,961

Supplemental disclosure of non-cash financing and investing activities:

Class B Non-Voting Shares issued in consolidation of Cable Atlantic Inc.	$—	$—	$—	$162,643

Accretion on Preferred Securities	8,789	14,101	26,509	31,385

Accretion on Collateralized Equity Securities	19,745	—	19,745	—

Class B Non-Voting Shares issued on conversion of Series B and E Convertible Preferred Shares	—	100	1,820	591

Series XXXIII Preferred Shares	—	—	1,042	—

Class B Non-Voting Shares issued in consideration for Class B Restricted Voting Shares of Rogers Wireless Inc.	—	—	104,400	—

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

Rogers Communications Inc.
Consolidated Balance Sheets

	September 30,	December 31,
(in thousands of dollars)	2002	2001

	(Unaudited)	(Audited)
		(Restated)
Assets

Fixed assets	$4,904,965	$4,717,731

Goodwill and other intangible assets (Note 4)	2,295,649	2,109,935

Investments (Note 5)	822,979	1,047,888

Cash and short-term deposits	546,764	17,201

Accounts receivable	449,144	495,353

Deferred charges	195,299	150,509

Other assets	262,472	271,762

	$9,477,272	$8,810,379

Liabilities and Shareholders’ Equity

Liabilities Long-term debt (Note 6)	$6,053,303	$4,990,357

Accounts payable and accrued liabilities	1,112,403	1,098,717

Payable related to unwind of equity investments (Note 7)	1,315,747	—

Unearned revenue and gains	132,140	93,448

Future income taxes	2,622	137,189

	8,616,215	6,319,711

Non-controlling interest	149,681	186,377

Shareholders’ equity (Note 8)	711,376	2,304,291

	$9,477,272	$8,810,379

Subsequent Event:

See Note 7 for the September 30, 2002 Proforma Condensed Balance Sheet giving effect to the October 8, 2002 closing of the AT&T Corp. Class B Deposit Receipts and repayment of the payable related to the unwind of the equity investment.

Rogers Communications Inc.
Consolidated Statements of Deficit

	September 30,	December 31,
(in thousands of dollars)	2002	2001

	(Unaudited)	(Audited)
		(Restated)
Deficit, beginning of the period As previously reported	$(548,139)	$(63,041)

Adjusted for change in accounting for foreign currency translation losses on denominated long-lived monetary items	(111,883)	(81,810)

As Restated	(660,022)	(144,851)

Loss	(386,121)	(464,364)

Dividends on Series B and Series E Preferred shares, and on the Class A Voting and Class B Non-Voting shares	—	(14)

Distribution on Convertible Preferred Securities	(15,196)	(18,612)

Accretions on Collateralized Equity Securities	(19,745)	—

Dividends accreted on Preferred Securities	(26,509)	(32,181)

Deficit, end of the period	$(1,107,593)	$(660,022)

The Distribution on Convertible Preferred Securities and Accretions on Preferred Securities included income tax recoveries of $9,554 and $10,737 respectively (2001 — $14,388 and $24,877). In addition, the accretions on the Collateralized Equity Securities and Dividends on Preferred Securities include issue costs of $3.2 million and $12.2 million respectively which previously were netted against the carrying value of these securities which were included in Shareholders’ Equity (see Note 7).

Rogers Communications Inc.
Notes to Consolidated Financial Statements
Nine Months Ended September 30, 2002

1.	Basis of Presentation and Accounting Policies

The Consolidated Interim Financial Statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively “Rogers” or “the Company”). The notes presented in these interim consolidated financial statements include only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2001.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements except as noted below.

2.	Significant Changes In Accounting Policies

(i)	Business Combinations, and Goodwill and Intangibles

In 2001, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1581, “Business Combinations,” and 3062, “Goodwill and Other Intangible Assets”. The new standards mandate the purchase method of accounting for business combinations and also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill.

Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values. The new standards do not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use. The new standards are substantially consistent with US GAAP.

Effective upon adoption of the standards on January 1, 2002, the Company discontinued amortization of existing goodwill on a prospective basis and evaluated existing intangible assets to determine whatever necessary reclassifications were required in order to conform to the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards. The Company evaluated its subscribers, licences and other intangible assets and concluded that they should be accounted for apart from goodwill. The Company also determined that there are no other intangible assets that should be recognized apart from goodwill as a result of adoption of these standards. Very little guidance has been provided to date by accounting standard setters relating to the recognition and measurement of intangible assets apart from goodwill. Further, the criteria in the new standards are difficult to interpret, especially in the cable television industry. The Company believes that the Emerging Issues Committee of the CICA may have to provide interpretations of these criteria in order to get a high degree of uniform application of the new standards. The Company plans to follow any such interpretations in any financial statements presented, including any interpretation that would result in some or all of the Company’s goodwill being presented as an intangible asset apart from goodwill.

The Company determined that licences are intangible assets having indefinite lives under the new standards, and as a result, such intangible assets are not being amortized but instead were tested for impairment in the first quarter of 2002 by comparing their fair values with their book values. The Company determined that no impairment in the carrying value of licences has occurred.

Under the new standards, goodwill was tested to determine if there is any indication that this goodwill is impaired. To accomplish this, the Company identified its “reporting units” and determined the book value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. The Company had until June 30, 2002, to calculate the fair value of each reporting unit and compare it to the reporting unit’s book value. If the reporting unit’s book value exceeded its fair value, the Company would have been required to perform the second step of the transitional impairment test, by calculating the “implied fair value” of the reporting unit’s goodwill, and comparing it to the book value of the goodwill. Any shortfall of the implied fair value of the goodwill compared to its book value would have been recognized as an effect of a change in accounting policy and charged to opening deficit for 2002 without restatement for prior periods. The Company has identified its reporting units and the book and fair values of each and determined that no impairment exists in any of its reporting units.

The following table presents the effect on each of the previous periods as though the Company had retroactively adopted the change in accounting policy of not amortizing goodwill.

	Three Months Ended	Nine Months Ended
(in thousands of dollars)	September 30, 2001	September 30, 2001

Reported loss for the period	$(90,365)	$(290,620)

Addback:

Goodwill amortization	12,176	49,638

Adjusted loss for the period	(78,189)	(240,982)

Loss per share:

Reported loss for the period	$(0.52)	$(1.67)

Goodwill amortization	0.07	0.29

Adjusted loss for the period	$(0.45)	$(1.38)

(ii)	Foreign Currency Translation and Hedging Relationships

Effective January 1, 2002, in accordance with CICA Handbook Section 1650, the Company no longer defers and amortizes foreign currency translation gains and losses on US dollar-denominated long-term debt. Instead, such gains and losses are recognized immediately in the Consolidated Statement of Income. Upon adoption of the new standard on January 1, 2002, deferred charges were reduced by approximately $150.3 million, with an increase to the opening deficit of $111.9 million and a reduction to non-controlling interest of $38.4 million. In addition, the adoption of the new standard required restatement of prior periods. The effect of the adoption of the new standard was to increase the Company’s loss for the three months ended September 30, 2002 by approximately $38.8 million ($0.18 per share); to decrease the loss for the nine months ended September 30, 2002 by approximately $28.4 million ($0.13 per share), respectively, and to decrease the loss for the three months ended September 30, 2001, by approximately $32.5 million ($0.16 per share); to increase the loss for the nine months ended September 30, 2001 by $7,000.

The CICA also approved Accounting Guideline AcG-13, which establishes the criteria for identification and documentation of hedging relationships, effective for the Company’s 2003 fiscal year. The Company plans to comply with the requirements of AcG-13 such that all of its current hedges will continue to qualify for hedge accounting when the Guideline becomes effective.

The restatements to the income statement of each of the quarters in 2001 are as follows:

Quarter Ending:
(in thousands of dollars)	March 31	June 30	September 30	December 31

Previously reported loss for the period	$(103,936)	$(96,310)	$(57,817)	$(176,228)

Deduct amortization expense	6,444	6,471	7,049	12,569

Foreign exchange (gain) loss	(63,309)	49,029	(50,463)	(11,222)

Non-controlling interest	13,845	(12,489)	10,867	1,315

Restated loss for the period	$(146,956)	$(53,299)	$(90,364)	$(173,566)

(iv)	Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2002, the Company adopted Stock-Based Compensation and Other Stock-Based Payments in CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair-value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. No restatement of prior periods was required as a result of the adoption of the new standard. See Note 13 for full disclosure as required by this standard.

3.	Acquisitions

In April 2002, the Company acquired 13 Ontario radio stations from Standard Radio Inc. The net assets acquired, which are subject to post closing adjustments, at fair value, and the consideration given are as follows:

(in thousands of dollars)	2002

Fixed assets	$5,000

Goodwill	98,824

Other assets	4,861

108,685

Accounts payable, accrued liabilities and debt assumed	(5,260)

Total cash consideration	$103,425

4.	Goodwill and Other Intangible Assets:

	September 30,	December 31,
(in thousands of dollars)	2002	2001

	(Unaudited)	(Audited)
Goodwill	$2,272,823	$2,086,719

Spectrum licences	396,824	396,824

Subscribers and licences	5,200	5,200

	$2,674,847	$2,488,743

Less accumulated amortization	379,198	378,808

	$2,295,649	$2,109,935

(i)	On March 20, 2002, the Company exchanged 4,305,830 Class B Non-Voting shares of the Company for 4,925,000 Rogers Wireless Communications Inc. Class B Restricted Voting shares with five institutional investors. This transaction increased the Company’s ownership in Rogers Wireless Communications Inc. from 52.4% to 55.9%. This transaction had the impact of increasing goodwill by $92.0 million and reducing the carrying value of minority interest by $12.6 million.

(ii)	On April 29, 2002, goodwill acquired on the acquisition of radio stations from Standard Radio Inc. was $98.8 million (Note 3).

5.	Investments

Investments, at cost:			Market	September 30,	December 31,
(in thousands of dollars, except share amounts)	Number	Description	Value	2002	2001

				(Unaudited)	(Audited)
Investments, accounted for by the equity method

Toronto Blue Jays				171,174	183,986

Other				20,180	16,872

				191,354	200,858

Investments, recorded at cost, net of write-downs

Publicly traded companies:

AT&T Canada (see below)	25,002,100	Class B Deposit Receipts	$1,280,279	450,104	450,104

Cogeco Cable Inc.(“Cogeco Cable”)	4,253,800	Subordinate Voting Common	41,387	66,359	187,167

Cogeco Inc.(“Cogeco”)	2,724,800	Subordinate Voting Common	26,567	43,597	120,818

			1,348,233	560,060	758,089

Temporary investments:

Liberate Technologies, Inc.(“Liberate”)	786,888	Common	1,852	3,143	16,343

Terayon Communications Systems, Inc.(“Terayon”)	2,167,618	Common	8,334	1	1

Other			16,532	23,552	15,681

			26,718	26,696	32,025

Private companies				44,869	56,916

				$822,979	$1,047,888

(i)	Toronto Blue Jays

The reduction in the carrying value of the investment in the Toronto Blue Jays as at September 30, 2002, from December 31, 2001 of approximately $12.8 million reflects the equity loss for the nine months ended September 30, 2002 of $69.7 million offset by cash advances of $54.2 million and the transfer of $2.7 million non-interest bearing demand notes from the Blue Jays (Note 12 (iii)). The Company began accounting for the investment in the Blue Jays using the equity method April 1, 2001. Due to expected cash recoveries in the fourth quarter of 2002, the Company expects its full year 2002 funding requirements for the Toronto Blue Jays to be approximately $55 million.

(ii)	Writedown of Investments

(a)	Investment in Cogeco Cable and Cogeco Inc. (“Cogeco”)

In fiscal 2000, the Company acquired 4,253,800 Subordinate Voting shares of Cogeco Cable for $187.2 million and 2,724,800 Subordinate Voting Common shares of Cogeco Inc. for $120.8 million for the purpose of holding this investment for the long term. The Company, as part of the ongoing review of investments, determined at June 30, 2002 that the decline in the market value of shares held represents an impairment that is other than temporary in the carrying value of the Cogeco investment. The shares were written-down to the June 30, 2002 closing quoted market value. The Company will continue to review this investment to determine that the current carrying value is appropriate. The Company currently believes there is no evidence to indicate that further declines in the market value from June 30, 2002, are other than temporary.

(b)	Temporary and Private Companies

During the nine months ended September 30, 2002, the Company reviewed the carrying value of temporary and private company investments and has recorded investment writedowns of $24.1 million.

(iii)	AT&T Canada

On June 25, 2002, AT&T Corp. announced its intention to purchase for cash the public shares of AT&T Canada under its obligation to the AT&T Canada Deposit Receipt holders, including the Company, subject to the terms of the 1999 Deposit Receipt Agreement. Closing of this transaction was October 8, 2002 (Note 7).

6.	Long-Term Debt

		Interest	September 30,	December 31,
(in thousands of dollars)		Rate	2002	2001

			(Unaudited)	(Audited)
(A) Corporate:

(i)	Convertible Debentures, due 2005	5-3/4%	$318,474	$311,721

(ii)	Senior Notes, due 2006	9-1/8%	86,653	87,024

(iii)	Senior Notes, due 2006	10-1/2%	75,000	75,000

(iv)	Senior Notes, due 2007	8-7/8%	325,655	306,600

(v)	Senior Notes, due 2007	8-3/4%	165,000	165,000

(B) Cable:

(i)	Bank loan	Floating	173,000	—

(ii)	Senior Secured Second Priority Notes, due 2002	9-5/8%	—	116,389

(iii)	Senior Secured Notes due 2002	Floating	—	300,000

(iv)	Senior Secured Second Priority Notes, due 2005	10%	412,839	412,894

(v)	Senior Secured Second Priority Debentures, due 2007	10%	117,875	146,223

(vi)	Senior Secured Second Priority Notes, due 2007	7.600%	450,000	—

(vii)	Senior Secured Second Priority Debentures, due 2012	10-1/8%	—	172,867

(viii)	Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	300,000

(ix)	Senior Subordinated Debentures, due 2015	11%	171,801	164,968

(x)	Senior Second Priority Debentures, due 2032	8.75%	312,700	—

(xi)	Senior Secured Second Priority Notes, due 2012	7.875%	547,430	—

(C) Wireless:

(i)	Bank loan	Floating	51,000	52,000

(ii)	Senior Secured Notes, due 2006	10-1/2%	160,000	160,000

(iii)	Senior Secured Notes, due 2007	8.30%	279,525	280,110

(iv)	Senior Secured Notes, due 2011	9-5/8%	764,143	770,400

(v)	Senior Secured Debentures, due 2008	9-3/8%	433,121	433,121

(vi)	Senior Secured Debentures, due 2016	9-3/4%	230,564	231,528

(vii)	Senior Subordinated Notes, due 2007	8.80%	303,015	342,409

(D) Media:

	Bank loan	Floating	335,700	126,000

	Other	Prime	6,725	—
(E) Obligations under mortgages and capital leases		Various	33,083 $6,053,303	36,103 $4,990,357

(i)	Effective January 31, 2002, a subsidiary of the Company (Rogers Cable Inc.) entered into a new amended and restated bank credit facility (the “New Bank Credit Facility”), providing a bank credit facility of up to $1.075 billion. There was $173 million outstanding at September 30, 2002, under the New Bank Credit Facility. This New Bank Credit Facility replaces the previous bank facilities. The New Bank Credit Facility provides for two separate facilities: (1) a $600 million senior secured revolving credit facility, which will mature on January 2, 2009, and; (2) a $475 million senior secured reducing/revolving credit facility, which is subject to reduction on an annual basis and which is scheduled to reduce to nil on January 2, 2009. Cable’s obligations under the New Bank Credit Facility are secured by a bond issued under a deed of trust in the same manner as the previous bank facilities. Upon cancellation of Cable’s previous bank facilities, the RCI guarantee and pledge of shares of Wireless required under those facilities were released.

(ii)	Senior Secured Second Priority Notes, due 2007

On February 5, 2002, Cable issued $450 million 7.60% Senior (Secured) Second Priority Notes due on February 6, 2007. The notes are redeemable at the option of Cable, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

(iii)	Senior Secured Second Priority Notes, due 2012

On April 30, 2002, Cable issued US$350 million 7.875% Senior (Secured) Second Priority Notes due on May 1, 2012. The notes are redeemable at the option of Cable, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

(iv)	Senior Secured Second Priority Debentures, due 2032

On April 30, 2002, Cable issued US$200 million 8.75% Senior (Secured) Second Priority Debentures due on May 1, 2032. The notes are redeemable at the option of Cable, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

(v)	Debt Repayment

In April 2002, Cable repurchased an aggregate of US$193.9 million principal amount of US dollar-denominated long-term debt related to various notes and debentures. As a result, the Company paid a prepayment premium of $20.2 million, incurred a gain in unwinding certain cross-currency interest rate exchange agreements of $2.2 million and wrote-off deferred financing costs of $2.1 million, resulting in a net loss on repayment of $20.1 million.

During the third quarter an aggregate US$340.5 million notional amount of cross-currency and interest rate exchange agreements were unwound or matured, resulting in aggregate net cash proceeds of $76.9 million. Of this US$340.5 million notional amount, US$50 million matured in RCI, US$65.5 million matured in Cable and US$225 million was unwound in Wireless (and replaced with new cross-currency interest rate exchange agreements). These proceeds were used to partially fund the retirement of US$120.2 million aggregate principal amount of US dollar-denominated debt that was comprised of US$86.3 million at Cable (of which $US61.7 million matured and US$24.6 million was redeemed) and US$33.9 million at Wireless (which was acquired through open market purchases at a discount). In aggregate, these transactions resulted in a $22.0 million gain in the quarter including a prepayment premium of $1.5 million.

(vi)	Hedging Agreements

The hedging position described below reflects the year-to-date changes in US dollar-denominated debt and cross-currency interest rate exchange agreements described in Note 6(v).

At September 30, 2002, the Company had US dollar-denominated long-term debt of US$2,856.1 million (December 31, 2001 — US$2,615.1 million) of which US$1,953.3 million or 68.4% (December 31, 2001- US$1,789.6 million or 68.4%) is hedged with cross-currency interest exchange agreements and forward foreign exchange contracts at an average exchange rate of Cdn $1.4704 (December 31, 2001 — $1.3755) to US$1.00.

The total long-term debt at fixed interest rates at September 30, 2002 was $5,016.4 million (December 31, 2001 — $3,465.2 million) or 82.9% (December 31, 2001 — 69.4%) of total long-term debt. The Company’s effective weighted average interest rate on total consolidated long-term debt as at September 30, 2002, including the effect of the cross-currency interest rate exchange agreements was 8.49% (December 31, 2001 — 8.04%).

7.	Payable Related to Unwind of Equity Instruments

On June 25, 2002, AT&T Corp. announced its intention to purchase, for cash, the public shares of AT&T Canada under its obligation to the AT&T Canada Deposit Receipt holders, including the Company, subject to the terms of the 1999 Deposit Receipt Agreement. This transaction closed on October 8, 2002 and the Company received cash proceeds of approximately Cdn $1,280 million, which were used as part of the $1,316 million funds used to redeem the Preferred Securities and settle the Collateralized Equity Securities which securities had been entered into in 2000 and 2001, respectively.

The Preferred Securities and Collateralized Equity Securities resulted in the monetization of a substantial portion of the Company’s investment in AT&T Canada with the Company receiving cash of approximately $1,186 million based on the accreted floor price of its 25 million Class B Deposit Receipts of AT&T Canada. No accounting gain was recorded in the period ended September 30, 2002 which is prior to the October 8, 2002 closing date although the Company had realized a substantial portion of the economic value of its investment in AT&T Canada.

The Company has reclassified the redemption amount from shareholders’ equity to amount payable to reflect the fact that these obligations will be satisfied in the form of a cash payment to the security holders. The redemption amount with respect to these securities, being $1,320 million, was repaid on October 8, 2002, being the same day that the Company received the proceeds from the AT&T Deposit Receipts. The funds paid out exceeded the funds received by $36.8 million. The sale of the AT&T Deposit Receipts results in a non-cash gain of approximately $800 million to be recorded in the fourth quarter of 2002.

Proforma Condensed Consolidated Balance Sheets of the Company as at September 30, 2002 are presented below giving effect to the following transactions which took place on October 8, 2002.

(1)	The Company receives proceeds from the AT&T Canada Class B Deposit Receipts of $1,280 million. On the same date, the Company satisfies its obligations to the holders of the securities in the amount of $1,317 million, leaving an amount of $37 million of cash to be funded by the Company.

(2)	The obligations to the holders of the Securities of $1,317 million consists of the obligation recorded at September 30, 2002 plus accretion of approximately $1.0 million for the period October 1 to October 8, 2002.

(3)	The Company recognizes a gain of $804 million, net of taxes, being the amount received for the AT&T Canada Deposit Receipts of $1,280 million less the carrying cost of the Deposit Receipts and other costs of disposition.

Proforma Condensed Consolidated Balance Sheet

	As at	Proforma
	September 30,	September 30,
	2002	2002
(in millions of dollars)	(Unaudited)	(Unaudited)

Assets	$9,477	$8,990

	—	—

	$9,477	$8,990

Liabilities and Shareholders’ Equity

Liabilities	8,614	7,323

Non-controlling interest	160	160

Shareholders’ equity	703	1,507

	$9,477	$8,990

8.	Shareholders’ Equity

			September 30,	December 31,
(in thousands of dollars)			2002	2001

			(Unaudited)	(Audited)
				(Restated)
Capital stock issued, at share value:

Preferred shares:

Held by subsidiary companies:

	4,500	Series XXIII	$4,500	$4,500

	60,000	Series XXVII	60,000	60,000

	10,000	Series XXX	10,000	10,000

	300,000	Series XXXI	300,000	300,000

	300,000	Series XXXII	300,000	300,000

	—	Series XXXIII	—	—

			674,500	674,500

Held by members of the Company’s share purchase plans:

	12,648	Series B (2001 - 133,632)	159	1,684

	135,836	Series E (2001 - 153,361)	2,327	2,622

Common shares:

	56,240,494	Class A Voting shares	72,320	72,320

	158,393,011	Class B Non-Voting shares

		(2001 - 153,551,874 shares)	257,354	249,488

			1,006,660	1,000,614

Deduct:

Amounts receivable from employees under certain share purchase plans			1,797	3,282

Preferred shares of the Company held by subsidiary companies			674,500	674,500

Total capital stock			330,363	322,832

Convertible Preferred Securities			576,000	576,000

Warrants to purchase Class B Non-Voting shares			—	24,000

Preferred Securities (Note 7)			—	1,009,205

Collateralized Equity Swap			—	245,632

Contributed Surplus			912,606	786,644

Deficit			(1,107,593)	(660,022)

			$711,376	$2,304,291

(i)	Capital Stock Transactions

During the nine months ended September 30, 2002, the Company completed the following capital stock transactions:

(a)	1,042,049 Series XXXIII Preferred shares were issued to a subsidiary company as consideration of the repayment of debt owing by RCI to the subsidiary.

(b)	120,984 Series B and 17,525 Series E Convertible Preferred shares with a value of $1.8 million were converted to 138,509 Class B Non-Voting shares.

(c)	397,045 Class B Non-Voting shares were issued to employees upon the exercise of options for cash of $3.6 million.

(d)	4,305,830 Class B Non-Voting shares with a value of $104.4 million were issued as consideration for the acquisition of 4,925,300 Class B Restricted Voting shares of Rogers Wireless Communications Inc.

(e)	The 5,333,333 Warrants issued to Microsoft in 1999 expired on August 11, 2002. The carrying value of these Warrants of $24 million has been allocated to contributed surplus.

As a result of the above transactions, $126.0 million of the issued amounts related to Class B Non-Voting shares were recorded in contributed surplus.

(ii)	Preferred Securities

On August 10, 2000, the Company issued $1,154.4 million principal amount of Preferred Securities due June 30, 2003, with an interest rate of 7.27% per annum, compounded quarterly. The Preferred Securities may be settled in whole or in part, at the Company’s option, with Class B Non-Voting shares, the number of which is based on the daily average trading prices of the Class B Non-Voting shares. Interest of approximately $216.9 million to June 30, 2003 was prepaid, with the Company receiving net proceeds of $937.5 million, which, less fees and expenses of $12.2 million, resulted in $925.3 million of net proceeds. Contemporaneously, the Company entered into an interest exchange agreement, effectively converting the fixed interest rate to a floating interest rate at bankers’ acceptance rate plus 1.25%. The Company’s obligation under this interest exchange agreement may be settled, at the Company’s option, in cash or Class B Non-Voting shares of the Company. The Company chose to pay its obligation under the Preferred Securities in cash.

The obligations under these Preferred Securities were secured solely by 25,000,000 AT&T Canada Class B Deposit Receipts owned by the Company. There was no recourse to any other assets of the Company. On June 25, 2002, AT&T Corp. announced its intention to purchase for cash the public shares of AT&T Canada under its obligation to the AT&T Canada Deposit Receipt holders and the transaction closed on October 8, 2002, as discussed in Note 7.

(iii)	Collateralized Equity Securities

On October 23, 2001, the Company entered into certain equity derivative contracts that served to monetize an additional portion of the accreted floor price of its AT&T Canada Deposit Receipts after taking into account the monetization through the Preferred Securities issued in August, 2000. The Company received proceeds of $248.9 million, which, less fees and expenses, resulted in net proceeds of $245.6 million. The settlement terms of these contracts enable the Company to settle or net-settle in Class B Non-Voting shares, the number of which is based on the trading value of the Class B Non-Voting shares, or physically settle or net cash settle these contracts, in whole or in part, or in any combination thereof, at the Company’s option. The Company chose to pay its obligation under the Collateralized Equity Securities in cash.

Security for this transaction consists of a pledge of the shares of the two wholly owned subsidiaries of RCI in which the deposit receipts of AT&T Canada are held, and cash held in escrow of approximately $5.71 million as at September 30, 2002. RCI also postponed and assigned intercompany debt owing by these wholly owned subsidiaries. Recourse under the pledge of shares is limited to all amounts, other property and/or rights received by the two wholly owned subsidiaries from the deposit receipts of AT&T Canada after satisfaction in full of all the rights and interests of the holders of the Convertible Preferred Securities. Based on the October 8, 2002 closing, the recourse to the Company is an aggregate amount of $36.8 million, which represents the amount that was owing and paid under the Collateralized Equity Securities in excess of the proceeds received from AT&T Corp., subsequent to the redemption of the Preferred Securities.

9.	Income Taxes

During the second quarter of 2002, management reviewed the realizability of future income tax assets and determined that the “more likely than not” criterion for utilization of certain tax losses at a subsidiary company (Cable) existed and as a result released $116.5 million of the previously recorded valuation allowance. In the third quarter, the Company recorded a future income tax recovery of $13.8 million and in addition also recognized a recovery in the amount of $2.7 million related to the transaction with Rogers Telecommunications Ltd. as described in Note 12 (iii).

10.	Calculation of Earnings (Loss) Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(in thousands)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:

Loss	$(99,763)	$(90,365)	$(386,121)	$(290,620)

Dividends on Series B and Series E Preferred shares	—	—	—	(14)

Distribution on Convertible Preferred Securities	(5,065)	(4,653)	(15,196)	(13,959)

Dividends accreted on Convertible Preferred Securities	(4,820)	(4,616)	(14,304)	(13,696)

Accretions on Preferred Securities	(15,631)	(10,444)	(26,509)	(30,229)

Accretions on Collaterized Equity Securities	(19,745)	—	(19,745)	—

Loss — basic and diluted	$(145,024)	$(110,078)	$(461,875)	$(348,518)

Denominator:

Weighted average number of shares outstanding

— basic and diluted	214,603	208,349	213,186	208,349

Loss per share — basic and diluted	$(0.68)	$(0.52)	$(2.17)	$(1.67)

11.	Segmented Information

Three Months Ended September 30, 2002				Corp Items &	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	Eliminations	Totals

(Unaudited)
Revenue	$401,765	$520,233	$187,394	$340	$1,109,732

Operating, general and administrative expenses	261,994	359,327	168,590	9,057	798,968

Operating income (loss) before the undernoted:	139,771	160,906	18,804	(8,717)	310,764

Management fees	8,040	2,752	2,610	(13,402)	—

Cablesystem integration and change in estimate of sales tax	—	—	—	—	—

Depreciation and amortization	119,265	116,646	6,986	3,637	246,534

Operating income	12,466	41,508	9,208	1,048	64,230

Interest expense

Third party	(58,512)	(50,105)	(4,555)	(19,935)	(133,107)

Intercompany	—	—	(14,949)	14,949	—

Intercompany dividends	1,438	—	17,799	(19,237)	—

Gain on sale of subsidiary	—	—	—	—	—

Write down of investments	—	—	—	(2,600)	(2,600)

Gain (loss) on repayment of debt	(792)	22,759	—	1	21,968

Loss from investments accounted for by the equity method	—	—	144	(5,306)	(5,162)

Foreign exchange (gain) loss	(3,663)	(27,182)	(180)	(32,451)	(63,476)

Investment and other income (loss)	(1,931)	4	175	2,331	579

Income tax (expense) recovery	16,575	(1,127)	3,244	(7,128)	11,564

Non-controlling interest	—	—	—	6,241	6,241

Net income (loss) for the period	$(34,419)	$(14,143)	$10,886	$(62,087)	$(99,763)

Capital expenditures, net	$163,460	$126,016	$12,708	$1,556	$303,740

Three Months Ended September 30, 2001				Corp Items &	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	Eliminations	Totals

(Unaudited) (Restated)
Revenue	$360,645	$454,993	$164,225	$805	$980,668

Operating, general and administrative expenses	230,368	331,150	151,843	9,537	722,898

Operating income (loss) before the undernoted:	130,277	123,843	12,382	(8,732)	257,770

Management fees	7,249	2,671	2,466	(12,386)	—

Cablesystem integration	500	—	—	—	500

Depreciation and amortization	107,931	96,256	8,921	2,952	216,060

Operating income	14,597	24,916	995	702	41,210

Interest expense

Third party	(41,240)	(50,855)	(1,994)	(14,300)	(108,389)

Intercompany	(4,381)	—	(22,968)	27,349	—

Interest on loans payable to shareholders	—	—	—	—	—

Intercompany dividends	8,328	—	23,494	(31,822)	—

Gain on sale of assets and investments	—	—	—	4,488	4,488

Loss from investments accounted for by the equity method	—	—	51	(31,385)	(31,334)

Foreign exchange (gain) loss	(1,827)	(21,963)	18	(27,155)	(50,927)

Investment and other income (loss)	257	583	222	(1,728)	(666)

Gain on sale of subsidiary				33,391	33,391

Income tax (expense) recovery	(1,472)	(1,737)	(141)	583	(2,767)

Non-controlling interest	—	—	—	24,629	24,629

Net income (loss) for the period	$(25,738)	$(49,056)	$33,068	$(48,639)	$(90,365)

Capital expenditures, net	$173,047	$150,088	$4,813	$455	$328,403

For the Nine Months Ended September 30, 2002				Corp Items &	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	Eliminations	Totals

(Unaudited)
Revenue	$1,167,579	$1,440,275	$577,781	$925	$3,186,560

Operating, general and administrative expenses	760,427	1,035,737	524,614	27,628	2,348,406

Operating income (loss) before the undernoted:	407,152	404,538	53,167	(26,703)	838,154

Management fees	23,356	8,255	7,694	(39,305)	—

Change in estimate of sales tax and CRTC liability	—	(12,331)	—	—	(12,331)

Depreciation and amortization	358,916	336,976	22,841	10,889	729,622

Operating income	24,880	71,638	22,632	1,713	120,863

Interest expense

Third party	(148,914)	(145,503)	(10,674)	(54,686)	(359,777)

Intercompany	(3,409)	—	(44,327)	47,736	—

Intercompany dividends	3,997	—	52,643	(56,640)	—

Gain on sale of subsidiary	—	—	—		—

Gain on sale of assets and investments				2,062	2,062

Write down of investments	(9,500)			(212,629)	(222,129)

Gain (loss) on repayment of debt	(20,880)	22,759		1	1,880

Loss from investments accounted for by the equity method	—	—	(830)	(66,464)	(67,294)

Foreign exchange (gain) loss	(1,862)	3,315	(24)	(2,298)	(869)

Investment and other income (loss)	(2,960)	82	300	11,073	8,495

Income tax (expense) recovery	129,248	(4,129)	2,125	(20,682)	106,562

Non-controlling interest	—	—	—	24,086	24,086

Net income (loss) for the period	$(29,400)	$(51,838)	$21,845	$(326,728)	$(386,121)

Capital expenditures, net	$465,414	$376,247	$27,928	$2,469	$872,058

For the nine months ended September 30, 2001				Corp Items &	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	Eliminations	Totals

(Unaudited) (Restated)
Revenue	$1,061,193	$1,297,816	$509,473	$4,749	$2,873,231

Operating, general and administrative expenses	677,120	977,359	466,583	40,422	2,161,484

Operating income (loss) before the undernoted:	384,073	320,457	42,890	(35,673)	711,747

Management fees	21,329	8,013	7,714	(37,056)	—

Cablesystem integration	16,462	—		—	16,462

Depreciation and amortization	311,114	284,193	27,731	24,852	647,890

Operating income	35,168	28,251	7,445	(23,469)	47,395

Interest expense

Third party	(122,373)	(133,207)	(1,571)	(34,389)	(291,540)

Intercompany	(10,288)	(2,092)	(79,039)	91,419	—

Financing fees and interest on loans payable to shareholders	—	(18,905)	—	—	(18,905)

Intercompany dividends	26,844	—	91,207	(118,051)	—

Gain on sale of assets and investments				6,873	6,873

Loss from investments accounted for by the equity method	—	—	(1,977)	(61,658)	(63,635)

Foreign exchange (gain) loss	(2,570)	(29,345)	21	(34,338)	(66,232)

Investment and other (income) loss	2,061	2,207	(9,897)	13,816	8,187

Gain on sale of subsidiary			33,391	—	33,391

Income tax expense (recovery)	(3,747)	(5,369)	(677)	(7,415)	(17,208)

Non-controlling interest	—	—	—	71,054	71,054

Net income (loss) for the period	$(74,905)	$(158,460)	$38,903	$(96,158)	$(290,620)

Capital expenditures, net	$475,712	$528,031	$14,065	(2,162)	1,015,646

12.	Related Party Transactions

(i)	The Company has entered into certain transactions in the normal course of business with AT&T Wireless Services Inc. (“AWE”), a shareholder of a subsidiary company, and with certain broadcasters in which the Company has an equity interest as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(in thousands of dollars)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Roaming revenue billed to AWE	($4,806)	($3,980)	($10,634)	($9,311)

Roaming expense paid to AWE	4,081	4,802	13,985	15,762

Access fees paid to broadcasters accounted for by the equity method	7,913	7,865	15,953	14,446

Financing fees and interest on loan to fund spectrum licences paid to AWE	—	—	—	7,481

	$7,188	$8,687	$19,304	$28,378

(ii)	The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. Total amounts paid by the Company to these related parties for the nine months ended September 30, 2002 are $11.1 million (2001 — $12.7 million), and included charges for legal services, brokerage and investment advisory fees related to financing transactions, interest, commissions on premiums for insurance coverage.

(iii)	As part of the arrangement with Blue Jays Holdco (“Holdco”) and Rogers Telecommunications Ltd. (“RTL”), (see Note 6 of the December 31, 2001 Consolidated Financial Statements) Holdco is to pay dividends at a rate of 9.167% per annum on the Class A Preferred Shares that RTL holds of Holdco. The Company, through a series of transactions and a transfer of shares of an inactive company, has recognized future tax losses and recorded a future tax recovery of $2.7 million.

13.	Stock-Based Compensation

For stock options granted to employees, had the Company determined compensation costs based on the “fair values” at grant dates of the stock options granted by RCI and Wireless consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss per share would have been reported as the proforma amounts indicated below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(in thousands)	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Loss for the period, as reported	$(99,763)	$(90,365)	$(386,121)	$(290,620)

Proforma loss for the period	(110,062)	(98,312)	(414,344)	(313,545)

Proforma loss per share	$(0.72)	$(0.57)	$(2.30)	$(1.78)

The weighted average estimated fair value at the date of the grant for RCI options granted for the nine months ended September 30, 2002 was $10.59 (2001 — $11.00) per share. The weighted average “fair value”, at the date of grant, for Wireless options granted for the nine months ended September 30, 2002 was $9.02 (2001 — $9.42). The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended		Nine Months Ended
	September 30 (1),		September 30,

	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Risk-free interest rate	—	5.67%	4.80%	5.67%

Dividend yield	—	—	—	—

Volatility factor of the future expected market price of the RWCI’s Class B Restricted Voting shares	—	46.69%	50.03%	46.69%

Volatility factor of the future expected market price of RCI’s Class B Non-Voting shares	—	49.19%	48.83%	49.19%

Weighted average expected life of the options	—	5 years	5 years	5 years

(1)	No options were issued during the three months ended September 30, 2002.

For the purposes of proforma disclosures, the estimated “fair value” of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Cautionary Statement Regarding Forward-Looking Information

This news release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company’s most recent Annual Report and Annual Information Form filed with the Ontario Securities Commission.

Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts in Canadian dollars unless otherwise indicated.

About the Company

Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is Canada’s national communications company, which is engaged in cable television, Internet access and video retailing through Rogers Cable Inc.; digital PCS, cellular, data communications and paging through Rogers Wireless Communications Inc. and radio, television broadcasting, televised shopping, and publishing businesses through Rogers Media Inc.

For Further Information

Bruce M. Mann	Eric Wright

Rogers Communications Inc.	Rogers Communications Inc.

416.935.3532	416.935.3550

bmann2@rci.rogers.com	ewright@rci.rogers.com

Quarterly Conference Call

As previously announced, a live Webcast of the quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning 10:00 a.m. ETN on October 16, 2002. A re-broadcast of this call will be also available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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